UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 20, 2006                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                             CENTRASIA MINING CORP.

                                 (THE "COMPANY")

                          300 - 1055 W. HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6E 2E9


                              INFORMATION CIRCULAR

    (Containing information as at October 6, 2006 unless indicated otherwise)


SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON FRIDAY, NOVEMBER 17, 2006 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (the "Transfer Agent"), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 1925, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.


ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial

Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a beneficial Shareholder receiving such a form wish to vote at the Meeting, the beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.


VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               16,870,267 Common shares without par value
Authorized Capital:                   unlimited common shares without par value

Only shareholders of record at the close of business on October 6, 2006 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Davidson & Company LLP, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. Previously, D&H Group LLP were the auditors of the Company until they resigned at the Company's request. Davidson & Company was appointed in their place on November 25, 2005. Please see the Reporting Package in respect of the change of auditors attached to this information circular as Appendix "A".


ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

Management proposes that the number of directors for the Company be determined at six for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.


-------------------------------------------------------------------------------------------------------------------
                                        PRINCIPAL OCCUPATION AND, IF NOT              PREVIOUS
NAME, POSITION AND                      AT PRESENT AN ELECTED DIRECTOR,               SERVICE AS          NUMBER OF
COUNTRY OF RESIDENCE(1)                 OCCUPATION DURING THE PAST 5 YEARS(1)         A DIRECTOR          SHARES(2)
-------------------------------------------------------------------------------------------------------------------

DOUGLAS S. TURNBULL                     President and CEO of the Company;             Sept.14/05          1,625,100
Coquitlam, BC, Canada                   President Lakehead Geological Services
                                        Inc. from January 1990 to present.
President, Chief Executive Officer
and Director
-------------------------------------------------------------------------------------------------------------------

NICK DEMARE(3)                          Chartered Accountant                           Oct.07/02            246,056
Burnaby, BC, Canada

Chief Financial Officer and Director
-------------------------------------------------------------------------------------------------------------------

GREGORY CROWE(3)                        President and Chief Executive Officer         Sept.14/05            200,000
Bowen Island, BC, Canada                Entree Gold Inc. from November 2003 to
                                        present.
Director
-------------------------------------------------------------------------------------------------------------------

LINDSAY BOTTOMER(3)                     Business Executive and Professional           Sept.14/05            185,000
North Vancouver, BC, Canada             Geologist.  Vice-President, Corporate
                                        Development of Entree Gold Inc. from
Director                                November 2005 to present. President and
                                        Chief Executive officer of Southern Rio
                                        Resources Ltd. from July 2001 to
                                        November 2005.
-------------------------------------------------------------------------------------------------------------------

CARY PINKOWSKI                          December 2004 to present, independent         Sept.14/05          1,697,500
Vancouver, BC, Canada                   business advisor. Investment adviser
                                        Canaccord Capital Corporation June 1992
Director                                to November 2004.
-------------------------------------------------------------------------------------------------------------------

OLEG KIM                                General Director Bulakashu Mining Company     Sept.14/05            400,000
Bishkek, Kyrgyz Republic                Ltd. from June 2004 to present. Managing
                                        Director Marsa Gold December 2002 to
Director                                present. Managing Director Soga Create
                                        Gold Comp. September 1999 to
                                        December 2002.
-------------------------------------------------------------------------------------------------------------------

NOTES:
(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2) The information as to Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(3)  Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officer" means each Chief Executive Officer ("CEO") and each Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the financial year ended May 31, 2006, the Company had two Named Executive Officers, Mr. Douglas Turnbull, the Company's President and CEO and Mr. Nick DeMare, the Company's former President and CEO and the Company's current CFO. The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended May 31, 2004, 2005 and 2006.


                                    ------------------------------    --------------------------------------
                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    ------------------------------    --------------------------------------
                                                                                  AWARDS             PAYOUTS
                                                                      ----------------------------   -------
                                                                                        RESTRICTED
                                                            OTHER       SECURITIES      SHARES OR                 ALL
-------------------       -----                            ANNUAL          UNDER        RESTRICTED               OTHER
    NAME AND                                               COMPEN-     OPTIONS/SARS       SHARE       LTIP      COMPEN-
PRINCIPAL POSITION        YEAR(1)    SALARY      BONUS     SATION        GRANTED          UNITS      PAYOUTS    SATION
                                        ($)       ($)        ($)          (#)(2)           ($)         ($)        ($)
-------------------       -----     ------------------------------    ----------------------------   --------   --------

Douglas Turnbull(3)        2006     61,025(4)     nil        nil      300,000 / nil        n/a         n/a        nil
President & CEO            2005        n/a        n/a        n/a          n/a / n/a        n/a         n/a        n/a
                           2004        n/a        n/a        n/a          n/a / n/a        n/a         n/a        n/a
-------------------       -----     ------------------------------    ----------------------------   --------   --------

Nick DeMare(3)             2006        nil        nil        nil      275,000 / nil        n/a         n/a     86,458(5)
CFO                        2005        nil        nil        nil       75,000 / nil        n/a         n/a     69,325(5)
                           2004        nil        nil        nil          nil / nil        n/a         n/a     38,800(5)
-------------------       -----     ------------------------------    ----------------------------   --------   --------


NOTES:
(1)  Fiscal year ended May 31.
(2) Represents options granted during a particular year. See "Options and Other Rights to Acquire Securities".
(3) On September 14, 2005, Mr. DeMare resigned as President and CEO of the Company. Mr. Douglas Turnbull was appointed as President and CEO to fill the vacancy.
(4) Billed by Lakehead Geological Services Inc. , a private corporation owned by Mr. Douglas Turnbull, for services provided by Mr. Turnbull from September 14, 2005, the date of appointment of Mr. Turnbull as the Company's President and CEO, to May 31, 2006. See also "Management Contracts".
(5) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Mr. Nick DeMare. Chase personnel provides accounting, professional, secretarial and administrative services to the Company. See also "Management Contracts".

LONG TERM INCENTIVE PLAN AWARD - AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2006 to the Named Executive Officers of the
Company:

----------------------------------------------------------------------------------------------------------------------
                                                % OF TOTAL                          MARKET VALUE OF
                              SECURITIES      OPTIONS GRANTED    EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS     IN FINANCIAL     BASE PRICE(2)   OPTIONS ON DATE OF GRANT    EXPIRATION
NAME                          GRANTED (#)         YEAR(1)       ($/SECURITY)          ($/SECURITY)             DATE
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                300,000           12.32%            0.20                  0.20              Sept.14/10

Nick DeMare                     300,000(3)        12.32%            0.20                  0.20              Sept.14/10

----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set accordingly to the rules of the TSX Venture. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.
(3)  Includes 25,000 options granted to Chase.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2006 by the Named Executive Officers, and the financial year end value of unexercised options:

----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED              THE MONEY OPTIONS AT
                              SECURITIES                               OPTIONS/SARS AT         FINANCIAL YEAR -END (1)
                              ACQUIRED ON      AGGREGATE VALUE       FINANCIAL YEAR -END             EXERCISABLE /
NAME                           EXERCISE           REALIZED       EXERCISABLE / UNEXERCISABLE         UNEXERCISABLE
                                  (#)                ($)                     (#)                          ($)
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                  nil                n/a              150,000 / 150,000            175,500 / 175,500

Nick DeMare(2)                    nil                n/a              150,000 / 150,000            175,500 / 175,500

----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  The closing price of the Company's shares on May 31, 2006 was $1.37.
(2)  Includes 25,000 options granted to Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2006, the Company paid a total of $68,247 for professional fees to the directors who are not the Named Executive Officers of the Company.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2006 to the directors who are not the Named Executive Officers of the Company:


----------------------------------------------------------------------------------------------------------------------
                                                % OF TOTAL                          MARKET VALUE OF
                              SECURITIES       OPTIONS/SARS                      SECURITIES UNDERLYING
                                UNDER            GRANTED         EXERCISE OR         OPTIONS/SARS
                             OPTIONS/SARS      IN FINANCIAL      BASE PRICE         ON DATE OF GRANT       EXPIRATION
NAME                          GRANTED (#)         YEAR(%)        ($/SECURITY)          ($/SECURITY)           DATE
----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named
Executive Officers             975,000             40.04%            0.20                  0.20             Sept.14/10

----------------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2006 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED             THE MONEY OPTIONS AT
                                 SECURITIES                            OPTIONS/SARS AT         FINANCIAL YEAR -END (1)
                                ACQUIRED ON        AGGREGATE         FINANCIAL YEAR -END            EXERCISABLE /
            NAME                  EXERCISE      VALUE REALIZED   EXERCISABLE / UNEXERCISABLE        UNEXERCISABLE
                                    (#)               ($)                    (#)                         ($)
----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named
Executive Officers                  nil               n/a             487,500 / 487,500            570,375 / 570,375

----------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on May 31, 2006 was $1.37.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended May 31, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

----------------------------------------------------------------------------------------------------------------------

                                                                                        NUMBER OF SECURITIES REMAINING
                                NUMBER OF SECURITIES TO BE         WEIGHTED-AVERAGE     AVAILABLE FOR FUTURE ISSUANCE
                                 ISSUED UPON EXERCISE OF          EXERCISE PRICE OF    UNDER EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,          OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                                   WARRANTS AND RIGHTS           WARRANTS AND RIGHTS        REFLECTED IN COLUMN (A))
----------------------------------------------------------------------------------------------------------------------
Plan Category                             (a)                            (b)                          (c)
----------------------------------------------------------------------------------------------------------------------

Equity compensation plans              2,435,000(1)                      0.22                     See Note (1)
approved by securityholders

Equity compensation plans
not approved by
securityholders                          300,000                         1.15                     See Note (1)
----------------------------------------------------------------------------------------------------------------------

Total                                  2,735,000                         0.32                     See Note (1)
----------------------------------------------------------------------------------------------------------------------

NOTE:

(1) The Company currently has in place a fixed stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan was set at 20% of the issued shares of the Company on or about the date the Plan was approved by shareholders. The Company has agreed, subject to Company shareholder approval, to grant stock options to consultants to purchase 300,000 common shares at a price of $1.15 per share, for a term of five years. See "Amendment of Stock Option Plan" under "Particulars of Other Matters to be Acted Upon" for further particulars of the proposed amendment to the Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At no time during the Company's last completed financial year, was any director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as described in this Information Circular, the Company has not acquired assets or services from any insider, promoter or member of management of the Company, or their respective associates or affiliates, during the preceding fiscal year.

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or senior officers of the Company, a proposed management nominee for election as a Director, any Shareholder beneficially owning Common Shares carrying more than 10% of the voting rights attached to the common shares nor an Associate or affiliate of any of the foregoing persons had since June 1, 2005 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, Oleg Kim and Cary Pinkowski, who are all directors of the Company, James Harris, the Company's Secretary, and William Tafuri, a Vice-President of the Company, were all parties to the Acquisition of Centrasia Mining Corp. by the Company described in detail in the Company's information circular dated August 11, 2005, which is available on WWW.SEDAR.COM.

In connection with the Company's Bulakashu Property in Kyrgyzstan, the Company has completed the previously announced acquisition of Bulakashu Mining Company as its wholly owned Kyrgyz subsidiary and its acquisition of the Eastern Sary Jaz Property, under a new Option Agreement dated January 6, 2006 which replaces the option agreement of July 8, 2005 and a Memorandum of Understanding entered into in November, 2005. The property vendor, Marsa Gold Corp., has assigned its entire interest to Kantanna Company Limited. Both companies are controlled by Oleg Kim, a director of Centrasia. Pursuant to the new Option Agreement, the Company has issued 200,000 shares to Kantanna Company Limited in connection with the acquisition of the Eastern Sary Jaz Property.


MANAGEMENT CONTRACTS

TURNBULL AGREEMENT

Pursuant to an employment contract (the "Turnbull Agreement") between 0724000 B.C. Ltd. ("724 BC"), the Company's wholly-owned subsidiary, and Douglas Turnbull dated April 1, 2004 as amended, the Company has employed Mr. Turnbull to act as President and CEO of 724 BC effective as of April 1, 2004 and as President and CEO of the Company effective as of September 14, 2005. The term of the Turnbull Agreement was for an initial period of two years expiring on April 1, 2006, subject to earlier termination in accordance with the agreement. The Turnbull Agreement is automatically renewed for successive one year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. The Turnbull Agreement was renewed for a one year period on April 1, 2006.

Pursuant to the Turnbull Agreement, Mr. Turnbull agreed to spend approximately fifty percent of his working hours, or up to 10 working days per month, working for the Company. In consideration for the services provided by Mr. Turnbull to the Company, the Company pays Mr. Turnbull a base salary of $5,000 per month. In addition, the Company agreed to pay to Mr. Turnbull $500 for each full day in excess of 10 days worked by Mr. Turnbull during any calendar month during the term of the Turnbull Agreement.

Pursuant to the Turnbull Agreement, in the event that the agreement is terminated by the Company without cause, the Company agreed to provide Mr. Turnbull with one week's notice, or at its election, it may pay to Mr. Turnbull an amount, inclusive of all termination and severance amounts payable under the agreement, equal to one week of base salary or such greater amount as the Company may be required to give to Mr. Turnbull under the Employment Standards Act (British Columbia). The Employment Standards Act (British Columbia) provides for severance payments or notice or a combination of both equal to two weeks after 12 months employment and after three years employment, one week for each completed year of employment to a maximum of eight weeks.

During the financial year ended May 31, 2006, the Company and 724 BC have been billed a total of $80,500 by Lakehead Geological Services Inc., a private corporation owned by Mr. Turnbull, for Mr. Turnbull's services.

CHASE AGREEMENT

The Company has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, whereby the Company is paying Chase $3,000 per month for accounting, professional, management and administrative services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. The Company is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as CFO of the Company.

During the financial year ended May 31, 2006, the Company has been billed a total of $86,458 by Chase for the services of Mr. DeMare and Chase personnel.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a Director, nor any Associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of Directors or the appointment of auditors. Directors and senior officers may, however, be interested in the increase in the number of options that may be granted by the Company's Board of Directors with respect to "Amendment of Stock Option Plan", and certain directors and senior officers are interested in the approval of options granted to them in "Approval of Certain Stock Options Previously Granted", both as referred to under "Particulars of Matters to be Acted Upon".


DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, NATIONAL INSTRUMENT 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has four independent directors, namely: Messrs. Gregory Crowe, Lindsay Bottomer, Cary Pinkowski and Oleg Kim. The Company has two directors who are not independent because they are executive officers of the Company, namely:
Mr. Douglas Turnbull, President and CEO, and Mr. Nick DeMare, CFO.

DIRECTORSHIPS

As of the date of this information circular, certain directors of the Company are also serving as directors of other reporting issuers, details of which are as follows:

DOUGLAS TURNBULL:  Buffalo Gold Ltd., Grizzly Explorations Ltd. and Oromin
                   Explorations Ltd.

NICK DEMARE:       Aguila American Resources Ltd., Andean American Mining Corp.,
                   Astral Mining Corporation, Consolidated Kookaburra Resources
                   Ltd., GeoPetro Resources Company, GGL Diamond Corp., Gold
                   Point Energy Corp., Golden Peaks Resources Ltd., Goldmarca
                   Limited, Halo Resources Ltd., Lariat Energy Ltd., Mawson
                   Resources Limited, Mirasol Resources Ltd., Mulligan Capital
                   Corp., Tinka Resources Limited and Tumi Resources Limited.

GREGORY CROWE:     Acrex Ventures Ltd., Altima Resources Ltd. and
                   Entree Gold Inc.

LINDSAY BOTTOMER:  Amera Resources Corporation,  BCM Resources Corporation,
                   Entree Gold Inc., Silver Quest Resources Ltd., Titan Uranium Inc. and Yale Resources Ltd.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. The directors receive no compensation in their capacity as directors other than the grant of stock options from time to time, which allocation is made by the Board as a whole.

OTHER BOARD COMMITTEES

The board has no standing committees other than the Audit Committee.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.


AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Company's Audit Committee Charter:

"MANDATE

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

o Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

o    Review and appraise the performance of the Company's external auditors.

o Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)  Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

EXTERNAL AUDITORS

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)  Consider  the   external   auditors'   judgments   about  the  quality  and
     appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)  Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee:

--------------------------------------------------------------------------------
                           INDEPENDENT (1)             FINANCIALLY LITERATE (1)
--------------------------------------------------------------------------------

Nick DeMare                      N                               Y
Gregory Crowe                    Y                               Y
Lindsay Bottomer                 Y                               Y

--------------------------------------------------------------------------------
NOTE:
(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

RELEVANT EDUCATION AND EXPERIENCE

Nick DeMare is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer. Gregory Crowe and Lindsay Bottomer are mining executives with extensive experience in the industry. As such each has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
                                   AUDIT
FINANCIAL            AUDIT        RELATED                             ALL OTHER
YEAR ENDING           FEES          FEES          TAX FEES              FEES
--------------------------------------------------------------------------------

May 31, 2006         $5,545        $16,400            -                   -
May 31, 2005         $7,351         $4,255            -                 $1,766

--------------------------------------------------------------------------------

EXEMPTIONS

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.   AMENDMENT OF STOCK OPTION PLAN

At the Meeting, shareholders will also be asked to approve, with or without amendment, an Ordinary Resolution approving an amendment to the Company's Stock Option Plan to increase the number of shares issuable on the exercise of options under the Plan by 874,000 shares from 2,500,000 shares (approved at the shareholders' meeting held on September 12, 2005) to 3,374,000 shares, which equals 20% approximately of the current issued share capital of the Company of 16,870,267 shares. Management considers it necessary to have the maximum number of options available for grant as the Company grows and retains new employees and consultants.

The Company has outstanding (including the options the grant of which is subject to shareholder approval below), will equal 3,300,000 options. If the increase in the number of options that may be granted under the Plan is approved, the Company will have 74,000 unallocated options remaining under the Plan.

The resolution approving the amendment to the Plan requires confirmation by a majority of the votes cast by disinterested shareholders at the Meeting (as determined by the Policies of the TSX Venture Exchange) and also requires the approval of the TSX Venture Exchange.

B.   APPROVAL OF STOCK OPTIONS PREVIOUSLY GRANTED

In addition, shareholders will also be asked to approve, with or without amendment, an Ordinary Resolution approving the grant of the following stock options, which were granted by the Company's directors during 2006, and the vesting of such stock options from the date of grant in accordance with the vesting schedule applicable to each option:

-------------------------------------------------------------------------------------------------------------
                                                                            NO. OF
                                                                           OPTIONED   EXERCISE
NAME OF OPTIONEE             POSITION OF OPTIONEE      DATE OF GRANT        SHARES      PRICE     EXPIRY DATE
-------------------------------------------------------------------------------------------------------------

Accent Marketing Ltd.        Consultant                Feb. 8/06            200,000     $1.15     Feb. 8/11

Brian McEwen                 Consultant                Feb. 17/06           100,000     $1.15     Feb. 17/11

Bill Tafuri                  Vice-President            Sept. 14/06           50,000     $0.70     Sept. 14/11

Oleg Kim                     Director                  Sept. 14/06           50,000     $0.70     Sept. 14/11

Vladimir Danilov             Consultant                Sept. 14/06           75,000     $0.70     Sept. 14/11

Dmitriy Genrihovich
     Vedeshkin-Ryabov        Consultant                Sept. 14/06           25,000     $0.70     Sept. 14/11

Irina Nikolaevna Mordan      Consultant                Sept. 14/06           25,000     $0.70     Sept. 14/11

Andrey Belozeroff            Consultant                Sept. 14/06           75,000     $0.70     Sept. 14/11

Nick DeMare                  Director                  Sept. 14/06           40,000     $0.70     Sept. 14/11

James Harris                 Corporate Secretary       Sept. 14/06           35,000     $0.70     Sept. 14/11

Harvey Lim                   Consultant                Sept. 14/06           35,000     $0.70     Sept. 14/11

Brenda Dayton Cesareo        Consultant                Sept. 14/06           25,000     $0.70     Sept. 14/11

Linda Liu                    Consultant                Sept. 14/06           20,000     $0.70     Sept. 14/11

Betty Moody                  Consultant                Sept. 14/06           20,000     $0.70     Sept. 14/11

Arabella Smith               Consultant                Sept. 14/06           20,000     $0.70     Sept. 14/11

Rosanna Wong                 Consultant                Sept. 14/06           20,000     $0.70     Sept. 14/11

Lindsay Bottomer             Director                  Sept. 14/06           35,000     $0.70     Sept. 14/11

Greg Crowe                   Director                  Sept. 14/06           35,000     $0.70     Sept. 14/11

David Matousek               Consultant                Sept. 20/06           80,000     $0.70     Sept. 14/11
                                                                            -------
Total:                                                                      965,000
-------------------------------------------------------------------------------------------------------------

Pursuant to the Company's Stock Option Plan and the rules of the TSX Venture Exchange, an option granted is subject to vesting restrictions over a period of 18 months from the date of grant, with 1/4 vesting on the date of grant, and 1/4 vesting every six months thereafter. Additional vesting restrictions may also be imposed by the directors or in respect of investor relations persons. If shareholders approve the grant of these options, then all options that would have vested prior to date of the Meeting will vest on the date of the Meeting.

It is noted that the exercise price of all of these options is significantly above the market value of the Company's shares on the date of this Information Circular.

The resolution approving the grant of the said options require confirmation by a majority of the votes cast by disinterested shareholders at the Meeting (as determined by the Policies of the TSX Venture Exchange) and also requires the approval of the TSX Venture Exchange.

C.   NEW ARTICLES

At the Meeting, shareholders will also be asked to approve, with or without amendment, a Special Resolution to replace the Company's current Articles with a new set of Articles.

The Articles set out the rules for the conduct of the Company. They are the rules and regulations by which the Company is run.

From time to time it becomes necessary to review the Articles of any company as changes are frequently made to corporate and securities laws affecting companies. The Company's current Articles were adopted in 2004 shortly after the new Business Corporations Act (British Columbia) (the "Act") came into effect.

Since that date, many companies have adopted a set of Articles that have been drafted to take better advantage of the various enabling provisions contained in the new Act, which the Company's current Articles do not do. After reviewing the existing Articles of the Company, it has been decided to adopt a new form of Articles as opposed to amending minor provisions of the existing Articles on a piecemeal basis.

In particular, the new Articles will address the following matters:

o The Company's current Articles provide for the indemnification by the Company of its directors only, while the Act allows for indemnification of officers as well as directors. The new Articles will allow for the indemnification of the Company's officers.

o The current Articles provide that the Articles may only be amended by a special resolution of the shareholders. The new Articles will allow the directors to modify the Articles so long as such amendment does not affect the rights attached to shares, and contain other provisions to better facilitate corporate changes.

A Special Resolution is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders who voted in respect of such resolution at the Meeting with respect to a particular matter either in person or by proxy.

Copies of the Company's current Articles and the proposed new Articles will be available for inspection by shareholders at the Company's registered office, 1925 - 700 West Georgia Street, Vancouver, BC during normal business hours until the Meeting and will be available at the Meeting itself.

If the Special Resolution is passed, the proposed change is subject to the approval of the TSX Venture Exchange.


OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at WWW.SEDAR.COM. Shareholders may contact the Company at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Company's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

                                  Appendix "A"


                                CENTRASIA MINING
                          300-1055 WEST HASTINGS STREET
                        VANCOUVER, B.C., CANADA, V6E 2E9
                                TEL: 604.688.4110
                                FAX: 604.688.4169


November 28, 2005

                            CHANGE OF AUDITOR NOTICE


BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION

Dear Sirs/Mesdames:

RE: SECTION 4.11(7) OF NI 51-102 - CHANGE OF AUDITOR NOTICE
--------------------------------------------------------------------------------

Effective November 25, 2005, D&H Group LLP, 10th Floor - 1333 West Broadway, Vancouver, B.C. V6H 4C1, resigned as the auditors of the Company at the Company's request, and Davidson & Company LLP, Chartered Accountants, of Suite 1200, 609 Granville Street, Vancouver, BC V7Y 1G6, have been appointed as the auditors of the Company.

The resignation of the Company's former auditors and the appointment of the successor auditors have been considered and approved by the Company's Board of Directors.

There were no reservations in the former auditor's reports for the audits of the Company's two most recent completed fiscal years ended May 31, 2004 and 2005 respectively, the most recently completed periods for which an audit report was issued.

There are no reportable events between the Company and the former auditor.


Yours sincerely,

CENTRASIA MINING CORP.

Per: /s/ DOUG TURNBULL

     Doug Turnbull, President



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                                      A-2


                                                           A Partnership of
DAVIDSON & COMPANY LLP  Chartered Accountants         Incorporated Professionals
--------------------------------------------------------------------------------




December 1, 2005


BRITISH COLUMBIA SECURITIES COMMISSION
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

ALBERTA SECURITIES COMMISSION
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Dear Sirs:

RE:     CENTRASIA MINING CORP. (THE "COMPANY")
        NOTICE PURSUANT TO NI 51 - 102 OF CHANGE OF AUDITOR

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated November 28, 2005 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,


/s/ DAVIDSON & COMPANY LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

CC:  TSX Venture Exchange


                          A Member of SC INTERNATIONAL

                  1200 - 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

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                                      A-3

                                                                       D&H
                                                                      GROUP
                                                                    CHARTERED
                                                                   ACCOUNTANTS








November 29, 2005





British Columbia Securities Commission
Alberta Securities Commission




Dear Sirs:

                           Re: Centrasia Mining Corp.

Pursuant to Paragraph 4.11 of National Instrument 51-102, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-named corporation dated November 28, 2005. This confirmation is based upon our knowledge of the information at this time.

Your truly,

/s/ D&H Group LLP

D&H GROUP LLP



                                 D & H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
                Member of BHD Association with affiliated offices
                       across Canada and Internationally
     10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 www.dhgroup.ca
                          F 604-731-9923 T 604-731-5881

                             CENTRASIA MINING CORP.
                                 (the "Company")

            2006 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (`Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:



                             CENTRASIA MINING CORP.
                    c/o Suite 1305, 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                               Fax: (604) 683-1585


The undersigned Securityholder hereby elects to receive:

[ ] Interim Financial Statements for the first, second and third financial quarters of 2007 and the related MD&A,

[ ] Annual Financial Statements for the fiscal year ended May 31, 2007 and related MD&A, or

[ ] BOTH - Interim financial statements and MD&A and the annual financial statements and related MD&A for the 2007 financial year.


Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:
             -------------------------------------------------------------------
Address:
             -------------------------------------------------------------------
Postal Code:
             -------------------------------------------------------------------


I confirm that I am a registered I beneficial (circle one) securityholder of the Company.



Signature of Securityholder:_________________________   Date:___________________

CUSIP:   15626R102

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